SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

NETWORK CN INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

64125G 10 0
(CUSIP Number)

Mrs. Chen Yang Foo Oi
3104 -7, 31/F
Central Plaza
18 Harbour Road
Hong Kong
(852) 2833-2186

copies to:
Scott C. Kline
Pillsbury Winthrop Shaw Pittman
50 Fremont Street
San Francisco, California 94105-2228
(415) 983-1523

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64125G 10 0

1.	NAMES OF REPORTING PERSONS SINO PORTFOLIO INTERNATIONAL LTD
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 137,681,437
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 137,681,437
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,681,437
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%(1)
14.	TYPE OF REPORTING PERSON CO

 (1) A total of 378,677,071 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of July 27, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 6 Pages

CUSIP No. 64125G 10 0
1.	NAMES OF REPORTING PERSONS MRS. CHEN YANG FOO OI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 137,681,437(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 137,681,437(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,681,437
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.4%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 137,681,437 shares held by Sino Portfolio International Ltd., a British Virgin Islands company, which is beneficially owned and controlled by Mrs. Chen, its sole shareholder.  Mrs. Chen expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) A total of 378,677,071 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of July 27, 2009.  For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 6 Pages

CUSIP No. 64125G 10 0

Item 1.  Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Network CN Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices is located at 21/F., Chinachem Century Tower, 178 Gloucester Road, Wanchai, Hong Kong.

Item 2.  Identity and Background.

(a)            The persons filing this Statement are Mrs. Chen Yang Foo Oi, a natural person, and Sino Portfolio International Ltd., a British Virgin Island limited company (“Sino Portfolio,” and together with Mrs. Cheng, the “Reporting Persons”).

(b)            The address of Mrs. Chen is 3104 -7, 31/F, Central Plaza, 18 Harbour Road, Hong Kong and Sino Portfolio’s principal office is located at  3104 -7, 31/F, Central Plaza, 18 Harbour Road, Hong Kong.

(c)            Mrs. Chen is homemaker and an investor in Sino Portfolio.  Sino Portfolio is an investment holding company. Sino Portfolio is owned and controlled by Mrs. Chen.

(d)-(e)      During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             Mrs. Chen is a citizen of the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.

Sino Portfolio acquired the securities covered by the Statement pursuant to a Share Allocation Agreement, dated August 7, 2009, among Keywin Holdings Limited (“Keywin”) and certain transferees named therein, including Sino Portfolio.  Pursuant to the Share Allocation Agreement, Keywin transferred an aggregate of 189,678,980 shares of its Common Stock as a gift to such transferees, who had provided services for the benefit of Keywin. Of the 189,678,980 shares transferred by Keywin under the Share Allocation Agreement, 137,681,437 shares were transferred to Sino Portfolio. As a result of this transaction, Sino Portfolio now holds 137,681,437 shares of the Issuer’s Common Stock.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Mrs. Chen beneficially owns and controls the 137,681,437 shares of the Issuer’s Common Stock held by Sino Portfolio. Such shares represent 36.4% of the outstanding shares of the Issuer’s Common Stock (based on 378,677,071 shares of Common Stock outstanding as of July 27, 2009, as reported in the Issuer’s quarterly report on Form 10-Q filed on August 10, 2009). Mrs. Chen owns and controls the shares held by Sino Portfolio because she is Sino Portfolio’s only shareholder. Mrs. Chen expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

Page 4 of 6 Pages

CUSIP No. 64125G 10 0

(b)            Mrs. Chen has sole voting and dispositive power over the 137,681,437 shares of the Issuer’s Common Stock that are directly and beneficially owned by Sino Portfolio. Mrs. Chen does not own any other securities of the Issuer.

(c)            Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)            No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)            Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:	Form of Share Allocation Agreement, dated August 7, 2009.

Exhibit 2:	Joint Filing Agreement between Mrs. Chen Yang Foo Oi and Sino Portfolio International Ltd.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 18, 2009

SINO PORTFOLIO INTERNATIONAL LTD

By:	/s/ Angela Chen
Name: Angela Chen
Title: Director

/s/Chen Yang Foo Oi
Mrs. Chen Yang Foo Oi

Page 6 of 6 Pages